Chapman **Petroleum Engineering Ltd.**

445, 708 - 11th Avenue S.W., Calgary, Alberta T2R 0E4 • Phone: (403) 266-4141 • Fax: (403) 266-4259 • www.chapeng.ab.ca

June 27, 2011

BMB Munai, Inc.
202 Dostyk Avenue, 4th Floor
Almaty, 050051
Republic of Kazakhstan

Attention: Mr. Gamal Kulumbetov

Dear Sir:

Re: ADEK Block, Republic of Kazakhstan
Summary Report
Reserve and Economic Evaluation - April 1, 2011

In accordance with your authorization we have prepared this Summary Report, extracted from a report entitled "Reserve and Economic Evaluation, Oil and Gas Properties, ADEK Block, Republic of Kazakhstan, Owned by BMB Munai, Inc., April 1, 2011 (as of March 31, 2011)".

This evaluation has been carried out in accordance with the latest guidelines of Regulation S-X, Rule 4 -10 of the Securities Exchange Act. The report has been prepared and/or supervised by a "Qualified Reserves Evaluator" as demonstrated on the accompanying Certificate of Qualification of the author(s).

The attached SCOPE of REPORT contains the authorization and purpose of the report and describes reserves definitions the methodology and economic parameters used in the preparation of this report

Following is the summary of the report results:

Summary of Company Reserves and Economics
April 1, 2011
BMB Munai, Inc.

Description	Net Reserves		Cumulative Cash Flow (BIT) M$US		Cumulative Cash Flow (AIT) M$US	
	Oil MSTB	Gas MMscf	Undisc.	Discounted at: 10%/year	Undisc.	Discounted at: 10%/year
Total Proved Developed	20,918	23,441	866,592	497,419	464,722	353,610
Total Proved Undeveloped	2,590	3,973	85,283	48,175	66,831	38,827
Total Proved	23,508	27,414	951,875	545,594	531,553	392,437

Note: M$ means thousand of Dollars.

The SUMMARY OF RESERVES AND ECONOMICS ("COGEH") contains the results of this reserve and economic evaluation for forecast prices and costs, after the impact of income and excess profit taxes. The consolidated cash flows are presented for each accumulating reserve category.

The net present values presented in this report do not necessarily represent the fair market value of the reserves evaluated in this report. ALL VALUES QUOTED IN THIS REPORT ARE IN TERMS OF US $ (DOLLARS).

The DISCUSSION contains a description of the interests and burdens, reserves and geology, production forecasts, product prices, capital and operating costs and a map of this property. The economic results and cash flow forecasts before income tax are also presented on an entity and property summary level.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. We have no responsibility to update our report for events and circumstances which may have occurred since the preparation date of this report.

Prior to public disclosure of any information contained in this report, or our name as author, our written consent must be obtained, as to the information being disclosed and the manner in which it is presented. This report may not be reproduced, distributed or made available for use by any other party without our written consent and may not be reproduced for distribution at any time without the complete context of the report, unless otherwise reviewed and approved by us.

It has been a pleasure to prepare this report and the opportunity to have been of service is appreciated.

Yours very truly,

Chapman Petroleum Engineering Ltd.

Original Signed By:]

C. W. Chapman

C. W. Chapman, P. Eng.
President

[Original Signed By:]

Konstantin Zaitsev

Konstantin Zaitsev, T.T.
Technologist

kvz/lml/5346

SCOPE OF REPORT

Authorization

This evaluation has been authorized by Mr. Evgeniy Ler, on behalf of BMB Munai, Inc. The engineering analysis has been performed over the month of May 2011.

Purpose

The purpose of this report was to prepare a third party independent appraisal of all the oil and gas reserves owned by BMB Munai, Inc. in the ADEK Block for the Company's financial planning and reporting. All available data and appropriate methods have been considered in the reserves and values, herein.

The values in this report do not include the value of the Company's undeveloped land holdings nor the tangible value of their interest in associated plant and well site facilities they may own. The cash flow forecasts account for well and/or facility abandonment and reclamation costs and the offsetting salvage value of the tangible equipment after abandonment.

Reserve Definitions

Reserves classified in the report have been based on the definitions found in Rule 4-10 of Regulation S-X of the United States Securities Exchange Act, (revised effective January 1, 2010).

CLASSIFICATION OF RESERVES

Proved Oil and Gas Reserves.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

   (A) The area identified by drilling and limited by fluid contacts, if any, and

   (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

   (A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

   (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Probable Reserves

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

Possible Reserves

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi) Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

Barrel of Oil Equivalent

If at any time in this report reference is made to "Barrels of Oil Equivalent" (BOE), the conversion used is 6 Mscf : 1 STB (6 Mcf : 1 bbl).

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf : 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.

Sources of Information

Source of the data used in the preparation of this report are as follows:

i) Ownership and Burdens have been derived from information from the Company's records and our correspondence with the Company;
ii) Production data is acquired from he Company's files directly;
iii) Well data is accessed from the Company's well files;
iv) Operating Costs are based on discussions with the Company and our experience in the area for new properties;
v) Price differentials are derived by the Company regarding transportation tariffs, point of sales and domestic requirements;
vi) Timing of Development Plans and Capital estimates are determined by discussions with the Company together with our experience and judgment.

Product Prices

Constant oil prices utilized for this report, to meet SEC criteria, are based on the following:

i) The export price is established from the unweighted arithmetic average of the "first-day-of-the-month" price for each month of the last 12 month period (Brent Crude) less a transportation discount of $17.08/STB and the corresponding Export Rent Tax (ERT);
ii) The domestic price is legislated by the government to be $26.72/STB, reduced by the Value Added Tax (VAT) of 12%, resulting in $23.51/STB;
iii) We have assumed an export/domestic sales split of 90/10, for the first three years and 80/20 thereafter.

Forecast prices are based on the same parameters as above with the exception of the base price, corresponding ERT rate and sales split. Chapman's forecast has been prepared using the forecasted Brent price and the corresponding ERT rate which would increase from 17% to 23% according to the tax law of the ROK, and a sales split of 90/10 for the first three years and 80/20 thereafter.

Product Sales Arrangements

The Company is currently selling on average 90 percent of its production to the export market through an export permit. The Company's Subscale Use Contract No. 482 issued June 9, 2000 grants the Company the right to export crude upon the completion, submission and approval by the Ministry of Energy and Mineral Resources of the Republic of Kazakhstan ("MEMR") of the Company's pilot development project. The Company has submitted their plan and it was approved by MEMR in December 2005.

Under the Republic of Kazakhstan Law, a company is required to apply each month to MEMR for an export quota for the following month. The Company has been following this procedure since January 2006 and to date the MEMR has approved each monthly request in the amount applied for.

The government of the Republic of Kazakhstan encourages oil exports for a number of reasons:

i) Oil exports are the foundation of the Country's economy;
ii) Domestic consumption from the Republic of Kazakhstan, which is sparsely populated, accounts for about 10 percent of the current production. Despite a growing economy, the gap between domestic consumption and production is expected to continue increasing in the future;
iii) There is limited refining capacity in the Republic of Kazakhstan.

There does not appear to be any reason to not expect the Company to continue exporting its oil production.

Royalties

Under the new tax law in ROK the previous royalty system has been replaced with a mineral tax which is reflected in the cash flow but not in the reserve volumes.

Capital Expenditures and Operating Costs

Operating costs and capital expenditures have been based on the Company's historical experience and budgeting where necessary and have not been escalated in this report.

Income Tax Parameters

We have prepared an "after tax" analysis of the cash flows in this report based on information from the Company and a review of the Tax Code for the Republic of Kazakhstan.

The corporate income tax rate for Kazakhstan is 20% until January 1, 2013m 17.5% for 2013 and 15% from January 1, 2014 and thereafter.

Capital expenditures for oil and gas wells, facilities and plants are depreciated straight line, over four years.

Excess profit taxes have also been accounted for based on calculation methods from a bulletin published by a worldwide accounting firm.

Abandonment and Restoration

Abandonment and restoration costs, net of salvage, have been included in the cash flows for the final event of any particular well. The abandonment cost does not impact the economic limit and is included in the final year of production automatically by ERGO.

Environmental Liabilities

We have been advised by the Company that they are in material compliance with all Environmental Laws and do not have any Environmental Claims pending.

Regulatory Considerations

Under the exploration contract the Company has the right to sell the oil and natural gas produced while the Company undertakes exploration stage activities within their licensed territory. The Company has the right to engage in exploration stage activities until January 9, 2013. To retain the Company's rights to produce and sell oil and natural gas after that date, the Company must apply for and be granted commercial production rights by no later than January 2013 or obtain a further extension of their exploration contract. If the Company is not granted commercial production rights or another extension by that time, the Company would expect to lose their rights to the licensed territory and would expect to be unable to produce reserves after January 2013. We have assumed that he Company will obtain the commercial production rights and continue to produce the full reserves assigned.

CERTIFICATE OF QUALIFICATION

I, C. W. CHAPMAN, P. Eng., Professional Engineer of the City of Calgary, Alberta, Canada, officing at Suite 445, 708 – 11th Avenue S.W., hereby certify:

1. THAT I am a registered Professional Engineer in the Province of Alberta and a member of the Australasian Institute of Mining and Metallurgy.

2. THAT I graduated from the University of Alberta with a Bachelor of Science degree in Mechanical Engineering in 1971.

3. THAT I have been employed in the petroleum industry since graduation by various companies and have been directly involved in reservoir engineering, petrophysics, operations, and evaluations during that time.

4. THAT I have in excess of 25 years in the conduct of evaluation and engineering studies relating to oil & gas fields in Canada and around the world.

5. THAT I participated directly in the evaluation of these assets and properties and preparation of this report for BMB Munai, Inc., dated May 30, 2011 and the parameters and conditions employed in this evaluation were examined by me and adopted as representative and appropriate in establishing the value of these oil and gas properties according to the information available to date.

6. THAT I have not, nor do I expect to receive, any direct or indirect interest in the properties or securities of BMB Munai, Inc. its participants or any affiliate thereof.

7. THAT I have not examined all of the documents pertaining to the ownership and agreements referred to in this report, or the chain of Title for the oil and gas properties discussed.

8. A personal field examination of these properties was considered to be unnecessary because the data available from the Company's records and public sources was satisfactory for our purposes.

[Original Signed By:]

C.W. Chapman

C. W. Chapman, P.Eng.
President

CERTIFICATE OF QUALIFICATION

I, KONSTANTIN ZAITSEV, of the City of Calgary, Alberta, Canada, officing at Suite 445, 708 – 11th Avenue S.W., hereby certify:

1. THAT I am a registered Technologist-In-Training in the Province of Alberta.

2. THAT I graduated from the Kazak National Technical University, Kazakhstan, Almaty with a Bachelor of Science degree in Mechanical Engineering in 1996.

3. THAT I participated directly in the evaluation of these assets and properties and preparation of this report for BMB Munai, Inc., dated May 30, 2011 and the parameters and conditions employed in this evaluation were examined by me and adopted as representative and appropriate in establishing the value of these oil and gas properties according to the information available to date.

4. THAT I have not, nor do I expect to receive, any direct or indirect interest in the properties or securities of BMB Munai, Inc., its participants or any affiliate thereof.

5. THAT I have not examined all of the documents pertaining to the ownership and agreements referred to in this report, or the chain of Title for the oil and gas properties discussed.

6. A personal field examination of these properties was considered to be unnecessary because the data available from the Company's records and public sources was satisfactory for our purposes.

[Original Signed By:]

Konstantin Zaitsev

Konstantin Zaitsev, T.T.
Technologist

CERTIFICATE OF QUALIFICATION

I, D. J. BRIERE, P. Eng., Professional Engineer of the City of Calgary, Alberta, Canada, officing at Suite 445, 708 – 11th Avenue S.W., hereby certify:

1. THAT I am a registered Professional Engineer in the Province of Alberta.

2. THAT I graduated from the University of Calgary with a Bachelor of Science degree in Electrical Engineering in 1978.

3. THAT I have been employed in the petroleum industry since graduation by various companies and have been directly involved in reservoir engineering, petrophysics, operations, and evaluations during that time.

4. THAT I have in excess of 30 years experience in engineering studies relating to oil & gas fields in Canada and around the world.

5. THAT I participated directly in the evaluation of these assets and properties and preparation of this report for BMB Munai, Inc., dated May 30, 2011 and the parameters and conditions employed in this evaluation were examined by me and adopted as representative and appropriate in establishing the value of these oil and gas properties according to the information available to date.

6. THAT I have not, nor do I expect to receive, any direct or indirect interest in the properties or securities of BMB Munai, Inc., its participants or any affiliate thereof.

7. THAT I have not examined all of the documents pertaining to the ownership and agreements referred to in this report, or the chain of Title for the oil and gas properties discussed.

8. A personal field examination of these properties was considered to be unnecessary because the data available from the Company's records and public sources was satisfactory for our purposes.

[Original Signed By:]

D.J. Brière

D. J. Brière, P.Eng.
General Manager International